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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 4 May 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date: 4 May 2004
 Number: 22/04

BHP BILLITON APPROVES PANDA UNDERGROUND PROJECT

BHP Billiton today announced the approval of the US$182 million (US$146 BHP Billiton share) Panda Underground Project at the EKATI Diamond Mine in Canada. The project will deliver approximately 4.7 million carats of high value Panda diamonds over a six-year production life. Initial production is expected in early 2005 and full production in early 2006.

The open pit portion of the Panda mine was the original EKATI orebody. It was mined from October 1998 until its economic pit depth was reached in June of 2003. Development of the underground orebody was contemplated in the original Environmental Assessment and mine plan. Subsequent engineering work and test mining has determined that underground recovery of the lower portions of the Panda orebody is technically feasible and economically attractive.

President Diamonds and Specialty Products, Marcus Randolph said: "The production grades and diamond quality at EKATI are declining as the mine ages. The development will partially arrest this decline during its six year life by supplying about 20% of the mine feed (2,600 tonnes per day) to the plant while producing about 40% of the diamond output by value. The underground material will deliver margins three times greater than the material it displaces."

The Panda underground development was preceded by the Koala North test underground mine which was used to establish what types of equipment, materials and processes worked best in Arctic permafrost underground conditions. The Koala North development allowed the EKATI underground operating group to establish work and safety processes and a business relationship with a qualified, Arctic-experienced mining contractor. The Koala North underground mine was the first underground diamond mine in Canada.

Forward-looking statements

This release contains forward-looking statements about BHP Billiton's development and capital expenditure plans and future production. Words such as "will," "is expected to," "is estimated to" and similar expressions are intended to identify such forward-looking statements. The statements are based on management's current expectations, estimates and projections; are not guarantees of future performance; and are subject to certain risks, uncertainties and other factors, some of which are beyond BHP Billiton's control and are difficult to predict. Certain factors that could cause actual results to differ materially are discussed in the sections entitled "Risk Factors" and "Operating and Financial Review and Prospects - General factors affecting our operating results" included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Unless legally required, BHP Billiton undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The information in this report that relates to Ore Reserves is based on compiled data which was overseen by Paul Harvey, B. Eng (Mining), MAusIMM, who is a Member of the Australian Institute of Mining and Metallurgy and is a full time employee of BHP Billiton Diamonds Inc.  Mr. Harvey has sufficient experience, which is relevant to the style and type of deposit and to the activity that he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserves". The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Tracey Whitehead, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 4 May 2004